UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41883

ROMA GREEN FINANCE LIMITED

(Exact name of registrant as specified in its charter)

Flat 605, 6/F., Tai Tung Building,

8 Fleming Road,

Wanchai, Hong Kong

(Address of principal executive offices)

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the registrant file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒

Form 40-F	☐

Announcement Regarding Investment of Up to 5% in BlueFlare Group Holdings Inc.

On June 15, 2026, the Company announced that it had entered into a non-binding letter of intent to subscribe for a 5% equity interest in BlueFlare Group Holdings Inc. (“BlueFlare”). The proposed investment is the first under the Company’s newly established artificial intelligence and high-performing computing (AI/HPC) infrastructure investment vertical and represents the Company’s first direct equity position in a behind-the-meter (BTM) compute infrastructure platform.

Following that announcement, on August 18, 2026, the Company entered into a subscription agreement with BlueFlare pursuant to which the Company agreed to subscribe for up to fifty (50) common shares, representing up to 5% of the issued and outstanding common shares of BlueFlare, for an aggregate consideration of up to US$10,000,000, ie. Subscription price of US$200,000 per common share. Such amount is payable over a period of ten (10) months, with the first amount of US$1,000,000 paid on August 18, 2026. In the event that the entire consideration is not paid by the Company, the Company will only be allotted a pro-rated number of common shares in BlueFlare proportional to the consideration actually paid.

BlueFlare is the parent company and sole owner of BlueFlare Energy Solutions Inc. (“BFE Solutions”) and its affiliated operating subsidiaries. BlueFlare will allocate each cash advance to BFE Solutions to fund its project pipeline and for general corporate purposes, consistent with the description of the use of proceeds in the Company’s press release on June 15, 2026.

This Report on Form 6-K shall not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on August 21, 2026.

ROMA GREEN FINANCE LIMITED

By:	/s/ Luk Huen Ling Claire
Name:	Luk Huen Ling Claire
Title:	Chairlady, Executive Director and Chief Executive Officer